Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF

PETROGRESS, INC.

(a Delaware corporation)

Petrogress, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.          This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on November 16, 2016 (the “Certificate of Incorporation”).

2.          The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the DGCL setting forth a proposed amendment to the Certificate of Incorporation and declaring said amendment to be advisable. The amendment amends the Certificate of Incorporation as follows:

The FOURTH paragraph of the Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

“FOURTH:

A.           Classes and Number of Shares. The total number of shares of stock that the Corporation shall have authority to issue is Twenty Million (20,000,000). The classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

1.          Nineteen Million (19,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”): and

2.          One Million (1,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

3.     Effective as of 5:00 p.m. Eastern Time on July 18, 2018 (the “Effective Time”), each One Hundred (100) shares of Common Stock issued and outstanding immediately prior to the Effective Time (referred to in this paragraph as the ‘‘Old Common Stock’’) shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (referred to in this paragraph as the ‘‘New Common Stock’’), subject to the treatment of fractional share interests as described below. Each holder of a certificate or certificates that immediately prior to the Effective Date represented outstanding shares of Old Common Stock (the ‘‘Old Certificates’’) will be entitled to receive, upon surrender of such Old Certificates to the Corporation for cancellation, a certificate or certificates (the ‘‘New Certificate,’’ whether one or more) representing the number of whole shares of the New Common Stock into which and for which the shares of the Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Effective Date, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof. No certificates or scrip representing fractional share interests in New Common Stock will be issued. Stockholders who otherwise would be entitled to receive fractional shares of New Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates, in an amount equal to the product obtained by multiplying (a) the average of the closing trading prices of the Common Stock, as reported on the OTC Pink tier of the OTC Markets Group, Inc., during the 20 consecutive trading days ending on the trading day immediately prior to the Effective Time, by (b) the fraction of one share of New Common Stock owned by the stockholder.

If more than one Old Certificate shall be surrendered at one time for the account of the same stockholder, the number of full shares of New Common Stock for which New Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Certificates so surrendered. In the event that the Company determines that a holder of Old Certificates has not tendered all his, her or its certificates for exchange, the Company shall carry forward any fractional share until all Old Certificates of that holder have been presented for exchange. The Old Certificates surrendered for exchange shall be properly endorsed and otherwise in proper form for transfer. From and after the Effective Time, the amount of capital represented by the shares of the New Common Stock into which and for which the shares of the Old Common Stock are reclassified under the terms hereof shall be an amount equal to the product of the number of issued and outstanding shares of New Common Stock and the $0.001 par value of each such share.

B.           Designations. Preferences. Voting Rights. Limitations and Relative Rights of Holders of Stock.

1.          Common Stock. The terms of the Common Stock of the Corporation shall be as follows:

(a)    Dividends. Whenever cash dividends upon the Preferred Shares of all series thereof at the time outstanding, to the extent of the preference to which such shares are entitled, shall have been paid in full for all past dividend periods, or declared and set apart for payment, such dividends, payable in cash or otherwise, as may be determined by the Board of Directors, may be declared by the Board of Directors and paid from time to time to the holders of the Common Stock out of the remaining net profits or surplus of the Corporation.

(b)    Liquidation. In the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, all assets and funds of the Corporation remaining after the payment to the holders of the Preferred Stock of all series thereof of the full amounts to which they shall be entitled as hereinafter provided, shall be divided and distributed among the holders of the Common Stock according to their respective shares.

(c)    Voting Rights. Each holder of Common Stock shall have one vote in respect of each share of such stock held by him. There shall not be cumulative voting.

2.          Preferred Stock. The Corporation may issue any class of the Preferred Stock in any series. The Board of Directors shall have authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each such series when issued shall be designated to distinguish the shares of each series from shares of all other series.”

3.     The requisite stockholders of the Corporation have duly approved this Certificate of Amendment in accordance with Section 242 of the DGCL.

4.     This Certificate of Amendment shall be effective at 5:00 p.m. Eastern Time on July 18, 2018.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed as of the date set forth below.

Dated: July 9, 2018	PETROGRESS, INC.

By: /s/ Christos Traios Name: Christos Traios Title: President and Chief Executive Officer

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